SECURITIES AND EXCHANGE COMMISSION
                         WASHINGTON, D.C. 20549



                            FORM  10SB

                Pursuant to Section 12(b) or 12(g) of the
                    Securities Exchange Act of 1934


JUINA MINING CORPORATION


Incorporated in Nevada                         Employer Identification No.
                                                        88-0383031



350 South Center Street,
Suite 411
Reno, Nevada 89501

Registrant's telephone number, including area code:  (775) 786-0225

Securities to be registered pursuant to Section 12(b) of the Act:

None

Securities to be registered pursuant to Section 12(g) of the Act:

     Common Stock                                        EBB-OTC
     Par Value $0.021

TABLE OF CONTENTS


Item


                                      Page

PART I

1.     Business                                                      1

2.     Management's Discussion and Analysis or Plan of Operation     8

3.     Properties                                                    8

4.     Security Ownership of Certain Beneficial Owners & Management  8

5.     Directors and Executive Officers of Registrant                9

6.     Executive Compensation                                        10

7.     Certain Relationships and Related Transactions                10

8.     Description of Securities                                     11

PART II

1.    Market Price of and Dividends on the Registrant's Common
      Equity and Related Stockholders Matters                        11

2      Legal Proceedings                                             12

3.     Changes in and Disagreements with Accountants on Accounting   12
       and Financial Disclosure

4.      Recent Sales of Unregistered Securities                      13

5.      Indemnification of Directors and Officers                    13


PART F/S

1.   Financial Statements and Supplementary Data                    13

PART III

1.   Index to Exhibits                                              23

2.   Description of Exhibits                                        23

                                 PART I

Item 1.     Business

General

     Juina Mining Corporation (the "Company"), a Nevada corporation, was incorporated under the name of Pacific Entertainment Group, Inc. on March 14, 1988. In June 1990, the Company changed its name to International Brewing and
Manufacturing, Inc. In December 1997, the Company changed its name to Juina Mining Corporation. The Company is a diamond resource and exploration company which has acquired the mineral and mining rights with a 70% working interest to 1,000 hectares (2,471 acres) of property (the "Property") in the state of Mato Grasso, Brazil within the Aripuana-Juina Kimberlite Province. The city of Juina is located within the state of Mato Grasso at the Southern margin of the Amazon Basin approximately 550 km (342 miles) north of the city of Cuiaba. This area supports several active diamond recovery operations and numerous diamonds have been recovered from the region since 1980.

     In 1997, the Company retained an experienced geological consulting firm to conduct a preliminary investigation and prepare an analytical report concerning the Property. Based on the positive prospects for the Property cited in the preliminary investigation, the Company commenced a detailed quantitative survey to determine the quantity, quality, and location of diamonds on the Property.

     On January 15, 1999, the Company received initial information from the survey, which indicates the presence of a substantial quantity of diamonds on the Property. The Company is in the process of preparing plans for diamond recovery operations.

The Property
     The Company owns the mineral and mining rights, with a 70% working interest, to approximately 1,000 hectares (2,471 acres) of diamond bearing property (Property) in the state of Mato Grosso, Brazil. These mineral rights are detailed in research authorization request file #866.787/85, and superseded by file #870.787/85 to the Brazilian National Department of Mineral
Production ("DNPM"). The Company can acquire the mineral and mining rights to additional properties in the same area from Mineracao Juina Mirim Ltd., a Brazilian company.

     Juina is located at the southern margin of the Amazon Basin, about 550 km
(342 miles) north of the city of Cuiaba by air charter, or 724 km (450 miles) by road. With a population of approximately one million, Cuiaba is a major urban center in southern Mato Grosso and is serviced with regularly scheduled daily flights from Sao Paulo and Brasilia. Rio de Janeiro is about 1,800 km (1,119 miles) southeast of Juina.

     The Property is irregularly shaped and extends roughly 4 km (2.5 miles) north - south and averages 2.5 km (1.6 miles) in the east - west direction. The eastern border is located approximately 68 km (42 miles) southwest of the city of Juina.

     The Land is approximately 300 meters (984 feet) above sea level. Its topography ranges from flat to rolling. Some areas on the land are forested.
The topography, vegetation, forestation, soil, and subsoil characteristics, and weather conditions offer no serious impediments to year-round mining. Currently, some of the land is being used for crop farming and grazing cattle. The Property is described as located in Lot 09, Section Ala in the District and Municipality of Juina. It can be reached from State Highway MT-319, an all weather dirt road, which extends westward from Juina to Vilhena and intersects with the southeastern boundary. The river, Rio Viente E Um De Abril traverses the Property in a north - westerly direction and can be reached through farm access roads originating from MT-3
19. No electrical, water or sewer utilities exist on or adjacent to the Property.

     The climate is typical of low-lying tropical forest, humid and hot, with daytime temperatures averaging 27 degrees Celsius. The annual rainfall is about 1,500 millimeters to 2,000 millimeters, with a dry season of about 7 months occurring from April to November.

     The local topography ranges in elevation from 250 to 300 meters above sea level, and is characterized by a patchwork of original tropical forests and cleared areas currently used for grazing. Until the mid 1970's, northern Mato
Grosso was a very remote region. Clearing of the forests began in the early 1980's for the harvest of mahogany and rosewood trees. The logged areas are cleared through burning and for the first few years, the land supported crops. Following the depletion of the soil nutrients, the land now supports grasses suitable for the grazing of livestock.

     The discovery of alluvial diamonds in the mid-1970's resulted in an influx of up to 30,000 garimpeieros (individual prospectors). As a result, many of the creeks and rivers in the area have been mined in an unorganized manner. These creeks and rivers are dotted with diggings partially filled with water, mounds of gravel tailings and access roads bulldozed into the forest fringes left along many of the watercourses. Portions of some of the creeks have remained untouched.

Diamond Mining in Brazil

     Diamonds were discovered in Brazil around 1727, although it is believed that gold prospectors had seen diamond crystals as early as 1670. Over the next 150 years, approximately 13 million carats of diamonds were recovered in Brazil. Of this total, approximately 5.5 million carats came from Diamantina in the state of Minas Gerais, 3.5 million carats came from Bahia, and 1.5 million carats came from other fields in Minas Gerais. By the end of the 1870's, however, Brazil's ranking as a diamond producer had fallen to third or fourth place. This decline was not caused by the exhaustion of deposits in Brazil, but was due to the low grade of the diamonds recovered. While earlier mining efforts had been dependant on slave labor, the conversion to mechanized mining proved to be unprofitable. The abolition of slavery combined with competition from discoveries in South Africa by 1880, caused Brazil's officially recorded production to drop to only 5,000 carats per year.

     Since the 1880's, Brazil's production has been cyclical and until recently, Brazil had been unable to achieve previous production levels. A review of historic diamond production through 1993 indicates that Brazil has produced approximately 50 million carats, or 2.3%, of the total historical world diamond production.

     Despite the generally low grade of Brazilian deposits, Brazil is historically known to have produced some very large stones, including the following:

     Major Historical Diamonds Found in Brazil
                                                               Uncut
     Name                    Locality          Year            Carats

     Presidente Vargas       Santo Antonio, MG        1938          726.60
     Goyaz                   Verissimo River, MG      1906          600.00
     Darcy Vargas            Coromandel, MG           1939          460.00

     Presidente Dutra        Coromandel, MG           1949          409.00
     Coromandel IV           Coromandel, MG           1940          400.65
     Diario de Minas Gerias  Santo Antonio River, MG  1941          375.10
     Vitoria                 Abaete River, Tiros, MG  1945          375.00
     Tiros I                 Abaete River, Tiros, MG  1938          354.00
     Bahia Black             Bahia                    1851          350.00
     Vitoria                 Abaete River, Tiros      1943          328.34

     Nearly all historical diamond recovery in Brazil has originated from surface or shallow alluvial deposits.

     In 1993, Brazil produced approximately 1.5 million carats of diamonds, mostly from the states of Mato Grosso (60-70%) and Minas Gerais (30-40%), and ranked sixth in world production. Most diamonds continue to be recovered from alluvial gravel ("cascalho") deposits.

     In Mato Grosso state, diamonds are principally recovered from alluvials in the Juina Kimberlite Province on the Amazonico Craton, which is the largest diamond producing area in Brazil. (As the city of Juina was not established until the early 1980's, the Juina district is commonly referred to in earlier literature as Aripuana). The average price obtained through recent on site sales of typical diamonds in Juina is US$35 per carat, which calculations do not include larger gem quality stones.

Diamond Mining and Exploration in the Juina District

     In the mid-1970's, alluvial diamonds were found in the rivers in the Juina District by garimpeieros. At that time the area was largely inaccessible due to the absence of roads and airstrips and the heavy vegetation typical of jungle areas within the Amazon region.

     In 1978, after acquiring prospecting permits covering the complete Juina District, De Beers Consolidated Mines, through its subsidiary Mineracao Itapena S.A. ("Itapena"), began exploration of the region. By 1982, Itapena identified three main areas of interest and began detailed sampling and evaluations of those areas. A pan plant was established between two of the properties on the Rio Cinto Larga to treat samples. Although there are no records regarding the volume of material that was treated by Itapena, it is believed that millions of carats of diamonds were recovered.

     Itapena also identified 14 kimberlites, many of which clustered around an area 35 kilometers southwest of Juina, and several of which are noted on the Geology of Brazil maps issued in 1981. (A kimberlite is geological formation that is frequently a source of diamond deposits).

     During the course of the exploration and evaluations, Itapena gradually disposed of its land holdings in the Juina region. One of the world's largest mining firms, Australian based Rio Tinto PLC, formerly Rio Tinto Zinc ("RTZ") acquired most of the former Itapena properties. As a result, RTZ is currently the largest landholder in the Juina district, and owns property containing most of the known kimberlites. The Aripuana Juina Kimberlite Province hosts at least 24 kimberlites situated in the immediate vicinity of the alluvial deposits. RTZ commenced exploration in the Juina area in 1992 and has focused primarily on the kimberlites. Some of the kimberlites are diamondiferous and one, the Collier pipe, is known to have a surface area of 12 hectares. Occurrences of kimberlite are shown on geological maps to be in the vicinity of the boundary of the Property.

     The scope of these explorations and the resulting reports serve as a basis for developing a mine plan and for the projections for the Property.

Geological Investigations of the Property

     Extensive exploratory work has been done around the Property by the Company and other unrelated entities. One such study conducted on an adjacent property to which the Company can acquire the mineral and mining rights concluded that 38.6 million carats of diamonds are contained in 2.1 million cubic meters (2.74 million cubic yards) of diamond bearing gravel. This equates to about 18 carats of diamonds per cubic meter (1.3 cubic yards) of gravel. The exploration was extensive and utilized standard geological evaluation techniques to determine the diamond bearing characteristics of the property. Hundreds of soil and gravel samples were gathered and evaluated. These samples were obtained by grab sampling (obtained from the surface) and from cross sections of core drilling and pit excavations. Using a magnetometer, magnetic readings were also taken for geologic evaluation purposes and subsequently interpreted by a geophysicist.

   The scope of this exploration and the resulting geological report serve as a basis for developing a mining plan and projecting capital and operating costs which the Company anticipates will be incurred in mining and recovering diamonds from the Property. Detailed geological conditions such as soil profiles, overburden ratios in relation to gravel layers, the thickness and configuration of gravel seams, and bedrock depths were reported. After evaluation of (i) the Company's Property as a whole, (ii) an independent qualifying report by a senior international exploration and mining consulting firm completed in July 1997, (iii) the exploration results on approximately 296 hectares of an adjacent property (described above), and (iv) the geological origin of diamonds in the region, a set of operating assumptions and a business plan have been developed. The following assumptions for the Property have be made:

-Sixty percent of the 1,000 hectares of the Property contain diamonds. -Those 600 hectares contain twenty-four million carats plus of recoverable diamonds.
-Each hectare contains forty thousand carats of recoverable diamonds.
-The Property contains five meters of overburden.
-The Property contains .4 meters of ore (diamond bearing gravel).
-Ten carats of diamonds can be recovered per cubic meter of ore processed. -Seventy-four one hundreds of a carat recovered per cubic meter of material handled.
-The average cost per carat recovered is US$6.96.
-The average cost per cubic meter of materials handled is US$5.16.

     In March 1998, the Company commenced a detailed quantitative survey delineating the alluvial ore deposits on the southern 250 hectare (618 acres) portion of the Property to determine the potential ore reserves.

     142 drill holes have been completed to date which cover approximately 55 hectares (128 acres) or about 22% of the sector. Layers of alluvial gravel were encountered in 85% of the holes with an average of .70 meters in thickness at a medium depth of 5.5 meters from the surface. This equates to a potential resource of 327,250 cubic meters of ore with a projected value of over US$65,450,000.

     A test pit measuring 32.5 square meters produced 9 cubic meters of ore. A random sample of 1 cubic meter of ore was processed to extract diamonds 5 mm and larger yielding over 7 carats per cubic meter. The largest stone weighed
3.00 carats with a second gem
quality diamond weighing 1.15 carats. Historically, the sizes under 5 mm represent a much higher quantity per cubic meter in comparison to the sizes 5mm and over.
     The Company projects an estimated 1,000,000 cubic meters of alluvial ore resources on the southern portion of the Property. Based on a quantity of 10 carats per cubic meter of ore at a conservative value of US $20.00 per carat, and an average ore thickness of .40 meters, the Company expects to generate a minimum of US $200,000,000 in revenues from this sector. According to preliminary drilling results it appears that these figures may increase significantly.

     Indicator minerals have been found in the surface deposits, which point to the evidence that a kimberlite is most likely present on the southern portion of the property. A geophysical magnetic survey was completed in May 1998, which has located the position of 4 kimberlite-like profiles. A drilling program will commence, utilizing revenues that are generated from the alluvial deposits, to define this resource.

Mining and Recovery Operations at the Property

     Most of the diamond mining activity in the Juina district involves placer and river dredging operations. Diamonds are found on the surface or in shallow gravel and many individual prospectors search for diamonds by hand picking or panning surface materials. Current recovery operations in the area range in size and scope from small groups engaged in recreational type mining to large mining companies with full-scale operations.

     The Company's plan for mining and recovery of diamonds entails surface mining the Property's diamond bearing gravel. Ground surface, vegetation and overburden will be removed and diamond-bearing gravel will be transported to a processing site. During the first phase of the Company's mining and recovery activity, the gravel will be run over a series of screens and jigs to concentrate the "heavies" which contain diamonds. This product will then be further concentrated with the use of a laser-guided sorter until nothing but an assortment of diamonds remains. The Company plans to implement a heavy liquid specific gravity system along with additional material handling equipment during phases one and two of the Company's mining and recovery activities.

     The quality of recoverable diamonds on the Property ranges from industrial to near gem and gem quality. Based on the findings from the analysis conducted by the Company and the results of other diamond recovery activities in the area, the Company expects to recover diamonds with a fair market value of US$20.00 per carat, excluding the larger gems. Pricing estimates are based on current market pricing for rough diamonds. The composition of the recoverable diamonds on the Property and their expected value is summarized as follows:
          % of Reserves          Value Range per Carat

          75%                    $15.00 to $20.00
          20%                    $50.00 to $100.00
          3%                     $l50.00 to $200.00
          2%                     $500.00 or more

Marketing

     The Company has conducted negotiations with several established diamond buyers and has received expressions of interest and letters of intent for the purchase of all, or a substantial portion of the Company's projected production of 288,000 carats over the first year of operations and 760,000 carats for the second year of operations. The Company anticipates that it will sell the diamonds at prevailing market prices on terms acceptable to the Company. After reviewing near and long term demand forecasts for rough diamonds on the world market, the Company believes that it will be able to sell its total production output at its projected prices.

Regulation

     There have been considerable recent changes in Brazil's Mining Code in an attempt to attract more foreign capital to the mining sector. Originally, under the Mining Code established in 1967, authorization to undertake exploration and mining was granted only to Brazilians. In 1988, Brazil adopted a new constitution that distinguished between privately owned Brazilian companies (empresa brasileira) and state-funded companies (empresa brasileira de capital nacional) and placed restrictions on foreign capital. The 1988 constitution limited the exploration for and mining of mineral resources to Brazilians and companies utilizing Brazilian capital. Companies controlled by individuals including foreigners residing in Brazil were considered to be companies utilizing Brazilian capital.

     On August 15, 1995, in an effort to attract more foreign investors, Brazil repealed its constitutional prohibition against non-Brazilian capital.
Foreign owned companies with at least one Brazilian director may now explore and mine mineral resources.

     The Mining Code of 1967 and its accompanying regulations passed in 1968 regulate all mining activities and outline the rights and obligations of parties interested in mining. The Brazilian Mineral Production Department ("DNPM") which is associated with the Ministry of Mines is responsible for regulating and implementing the Mining Code. DNPM monitors the exploration, mining, processing, and trading of minerals. Mineral exploration and production may be carried out only with the authorization of the DNPM. Authorization takes approximately one to three months to obtain. Provided that all requirements are met and the area of interest is not already covered by an exploration permit, exploration permits are usually granted for an initial three year period.

     To ensure that landowners share in the mining benefits "financial compensation," a royalty payment, must be paid to the owners of property on which a mining concession has been granted. The financial compensation accorded to the owners of the property is typically 30% of the total diamond production from a company's recovery operations at the property.

Competition

     The Company will be competing with other diamond production companies in the production of diamonds. Many of these companies have significantly greater financial resources than the Company. Competitors with greater financial resources may employ more sophisticated, efficient, and less costly techniques of recovering diamonds, or may be more successful than the Company with respect to acquiring interests in additional properties. New discoveries of diamond reserves in Brazil or elsewhere in the world may dramatically increase the supply of diamonds and depress diamond prices. The diamonds the Company expects to recover will mostly be of industrial grade and will be purchased for industrial functional purposes, which improve the abrasive qualities of certain cutting, boring and polishing tools. New technologies may be developed which replace the use of diamonds in such tools and may reduce the demand for industrial diamonds.

     The sale of any diamonds recovered by the Company will be affected by fluctuating market conditions, which are beyond the control of the Company. One competitor, De Beers Consolidated Mining, controls the production and marketing of more than 70% of the world's diamonds and is able independently to influence the diamond markets. Because diamonds are a commodity product, the Company has limited opportunities to improve the prices it receives for its diamonds by employing marketing techniques. There can be no assurance that the Company's revenues will not be adversely affected by competitive factors.

Litigation

     The Company has disputes from time to time, some of which lead to litigation and others of which are settled without litigation. The Company is not aware of any legal proceedings or pending or threatened lawsuits against it which would have a material adverse affect on the Company.

Office Facilities

     The Company presently maintains its executive offices at 350 South
Center Street, Suite 411, Reno, Nevada 89501, pursuant to a lease agreement with an unaffiliated landlord. The lease covers 650 square feet of office space, provides for monthly rent of $890 and has a term of 36 months, which commenced on October 1, 1997. The Company does not plan to increase its office space at the present time.

     The Company also maintains offices in Brazil. The Company's Brazilian offices are located in a single level commercial office building in the city of Juina, which is owned by the Company. The office space is approximately 5,500 square feet. The Company acquired this property and the properties below at a purchase price of 200,000 shares of restricted Rule 144 common stock. Additional terms and conditions are included in the footnotes of the audited financial statements.

     The Company also owns two four bedroom dwellings located in the city of Juina. The first dwelling is approximately 2,500 square feet. The second dwelling is approximately 3,000 square feet.

Employees

     The Company has 1 employee including its executive officer at its executive offices. The Company has approximately 30 employees at the Property including 1 project manager.

Seasonality

     The Company's operations are not expected to be materially affected by seasonality, except to the extent that the diamond exploration and production activities of the Company may be slowed by the rainy season in Brazil, which occurs during summer in the Southern Hemisphere.

Item 2.        Management's Discussion and Analysis or Plan of Operations.

     Predicated on geological reports and other information, the Company anticipates a five-year production schedule of 288,000 carats in year one, 760,000 carats in year two, 1.1 million carats in year three, and 1.2 million carats per annum in years four and five. Total recovery for the five-year period is projected to be 4.55 million carats.

     The Company's long term production plan is to recover diamonds at the nominal rate of 1.2 million carats annually. At this level of production, the Company anticipates that it will maintain continuous recovery operations on the Property for approximately 20 years.

     The Company's 20 year projections anticipate 22.55 million carats recovered and revenues generated of US$451 million less US$167 million in expenditures. The remaining projected net income before taxes will be applied to the payment of taxes, retained earnings, and dividend distribution. Assuming that all taxes are incurred and paid at the rate of 20% of net earnings or US$56.8 million, the Company will have US$227.2 million for retained earnings, investment capital, and dividend distribution.

     Given the geological findings on the Property, present world market conditions, pricing levels for rough diamonds and the Company's operating assumptions, the Company anticipates that it will recover approximately 4.55 million carats amounting to revenues of approximately US$90.96 million less total expenditures of US$40.9 million during the first five years of operation. The remaining revenue will be applied to the payment of taxes, retained earnings, and dividend distribution. Assuming that all taxes are incurred and paid at a rate of 20% of net earnings or US$10.01million, the Company will have US$40.05 million for retained earnings, investment capital, and dividend distribution.

Item 3.     Properties

     The Company presently maintains its executive offices at 350 South
Center
Street, Suite 411, Reno, Nevada 89501, pursuant to a lease agreement with an unaffiliated landlord. The lease covers 650 square feet of office space, provides for monthly rent of $890.00 and has a term of 36 months, which commenced on October 1, 1997. The Company does not plan to increase its office space at the present time.

Item 4.     Security Ownership of Certain Beneficial Owners and Management

     The following table sets forth the beneficial owners of more than 5% of the outstanding common stock of the Company, including the beneficial owners of options and warrants to purchase common stock, and the shares of common stock owned by the officers, directors, key consultants and advisors of the Company, as of September 20, 1999:

                                                 Amount and
                  Name of                        Nature of           Percent
                  Beneficial                     Beneficial          of
Title of Class    Owner                          Ownership
Class

Common Shares     (1) Blue Diamond Marketing     2,572,222              15.7%
Common Shares     (2) Nelson Ferreira De Matos     848,400               5.2%
Common Shares     (3) Airton Cezar Reis            848,400               5.2%
Common Shares     (4) Fredrico Carlos Traven       848,400               5.2%
Common Shares     (5) Paulo C. Traven              848,400               5.2%
Common Shares     (6)All Directors and             299,065               1.8%
                     Officers as a Group


(6) Noel M. Frenzel the President, Secretary, Treasurer of the Company, owns 299,065 shares.

Item 5.     Directors and Executive Officers of Registrant.

     The following table lists the names and ages of the executive officers, directors and key consultants of the Company. The directors will continue to serve until the next annual shareholders meeting, scheduled for March 2000, or until their successors are elected and qualified. All officers serve at the discretion of the Board of Directors. No family relationships exist between or among any of the directors of the Company.

     Name               Age          Position
Noel M. Frenzel          35          President, Secretary and Treasurer
James McFadden          36           Director

     Noel M. Frenzel has served as a Director of the Company from December 1997 to May 1999. He has held the position of President, Treasurer and Secretary since December 1997. He is also the Director, President, Treasurer and Secretary of the Company's subsidiary, Juina Mining Company, Inc., since its incorporation in August 1997. From 1996 to his election as an officer and director, Mr. Frenzel was involved in the organization, structuring and development of the Company. Mr. Frenzel has extensive experience in management, administration and in marketing of services. Prior to his involvement with the Company, Mr. Frenzel was a Principal with Industrial Equipment Locators in San Fernando, California from 1991 to 1996, where he was a liaison between buyers and sellers of specialized earth-moving equipment. From 1982 until 1990, Mr. Frenzel was an Owner\Operations Manager of City & Highway Towing in Van Nuys, California, which towed and recovered large-scale vehicles and equipment. Mr. Frenzel presently resides in Reno, Nevada.

     James McFadden serves as Corporate Vice President of sales for the firm Laughlin Associates, Inc. of Carson City, Nevada, where he is responsible for the implementation of corporate infrastructures for emerging corporations. Mr. McFadden attended Diablo Valley College in San Francisco, California where he studied Business Administration. Prior to joining Laughlin Associates, Inc., Mr. McFadden served as a Senior Mortgage Officer with Centurion Mortgage of Concord, California. Mr. McFadden is married with two children and presently resides in Gardenerville, Nevada.

Item 6.     Executive Compensation

     The following table sets forth all cash compensation paid and stock options issued for services rendered to the Company by its present directors and executive officers during its last fiscal year. During the last fiscal year, no directors or executive officer received cash compensation from the Company in excess of $100,000 per year. No cash bonuses were paid by the Company nor was any such compensation deferred during the last fiscal year.

                                            Cash            Stock
Name               Position                 Compensation    Options

Noel M. Frenzel    Director, President,     $41,600.00      None
                   Treasurer and Secretary

The following table sets forth the proforma cash compensation expected to be paid by the Company to its directors and executive officers for services to be rendered to the Company during the twelve-month period beginning January 1, 1999.




                                           Cash                 Stock
 Name               Position               Compensation          Options

Noel M. Frenzel     President, Treasurer     41,600.00          (1)
                    and Secretary

James McFadden      Director                    0               (1)

(1)     No stock option plan has been adopted to date.

Item 7.     Certain Relationships and Related Transactions

Acquisition of Juina Mining Company, Inc.

     On December 12, 1997, the Company entered into an agreement to acquire the mining rights to the Property from Juina Mining Company, Inc. ("JMC"), a Nevada corporation. The Company acquired 100% of the issued and outstanding shares of JMC in exchange for 6,000,000 shares of the common stock of the Company. As a result of the exchange, the Company obtained all of the assets of JMC, including a 70% working interest in the property known as Juina-Aripuana Diamond Property 1000 in the State of Mato Grosso, Brazil. Prior to the exchange, the Company had 2,332,572 shares of common stock issued and outstanding. After the exchange the Company had 8,332,572 shares of common stock issued and outstanding. The exchange agreement called for the resignation of all of the Company's officers and directors. The President of JMC, Noel M. Frenzel, became the Director, President, Secretary and Treasurer of the Company.

Private Placements

Period Ending         Number of Shares   Consideration    Exemption
December 31, 1997    200,000 shares      $15,000 Cash     Private
Placement/144
June 30, 1998         50,000 shares      $50,000 Services Rule 144
December 31, 1998    440,000 shares      $55,000 Cash     Private
Placement/144
December 31, 1998  2,572,222 shares     $463,000 Cash     Private
Placement/144*

*$95,500.00 was received in the first month of 1999.

Item 8.  Description of Registrant's Securities to be Registered

     Common Stock

     The Company is authorized to issue 50,000,000 shares of common stock, par value of $0.021, of which 16,366,213 shares are issued and outstanding as of September 24, 1999. Holders of Common Stock are entitled to dividends when, as and if declared by the Board of Directors out of funds available therefor, subject to any priority as to dividends for Preferred Stock that may be outstanding. See "DIVIDEND POLICY." Holders of Common Stock are entitled to cast one vote for each share held at all stockholder meetings for all purposes, including the election of directors. The holders of more than 50% of the Common Stock issued and outstanding and entitled to vote, present in person or by proxy, constitute a quorum at all meetings of stockholders. The vote of the holders of a majority of Common Stock present at such a meeting will decide any question brought before such meeting, except for certain actions such as amendments to the Company's Certificate of Incorporation, mergers or dissolutions which require the vote of the holders of a majority of the outstanding Common Stock. Upon liquidation or dissolution, the holder of each outstanding share of Common Stock will be entitled to share equally in the assets of the Company legally available for distribution to such stockholder after payment of all liabilities and after distributions to preferred stockholders legally entitled to such distributions. Holders of Common Stock do not have any preemptive, subscription or redemption rights. They are entitled to cumulative voting rights under the California Corporations Code. Under cumulative voting, minority shareholders may have the right to vote one or more members onto the Company's Board of Directors. All outstanding shares of Common Stock are fully paid and nonassessable. The holders of the Common Stock do not have any registration rights with respect to the stock.

     Preferred Stock

     The Company is authorized to issue 10,000,000 shares of Preferred Stock with such rights, preferences and privileges as are determined by the Company's Board of Directors. No Preferred Stock is outstanding.

     Transfer Agent and Registrar

     The transfer agent for the Company's Shares is Fidelity Transfer
Company,
1800 W. Temple, Suite 301, Salt Lake City, Utah 84115. The telephone number is (801) 484-7222.

     Reports to Stockholders

     The Company will furnish to holders of record its common stock annual reports which will contain financial statements examined and reported upon by an independent certified public accountant, and quarterly reports with unaudited financial statements.

                                   PART II

Item 1. Market Price of and Dividends on the Registrant's Common Equity and Related Stockholders Matters.

     The Company is organized under the laws of Nevada, and its common stock has been traded on the OTC Bulletin Board since December 1997 under the symbol
GEMM. No cash dividends on the Company's common stock have been declared or paid since the Company's inception and none are anticipated in the near future, since retained earnings in the forseeable future are expected to be reinvested by the Company into the expansion of its marketing programs and the development of new products.

    The Company had approximately 1,600 listed shareholders as of August 24,
1999

          Calendar Quarter Ending          High (1)          Low (1)

          June 30, 1996                    No trading
          September 30, 1996               No trading
          December 31, 1996                No trading
          March 31, 1997                   No trading
          June 30, 1997                    No trading
          September 30, 1997               No trading
          December 31, 1999                $2.97               $2.56
          March 31, 1998                   $3.97               $1.55
          June 30, 1998                    $3.71               $1.86
          September 30, 1998               $3.43               $0.62
          December 31, 1998                $2.00               $0.25
          March 31, 1999                   $2.13               $1.13
          June 30, 1999
          September 30, 1999

(1)     The above chart reflects the trading range during each quarter.

Item 2.   Legal Proceedings

     For the exception of the following action, to the knowledge of the Company and its officers and directors, neither the Company or any of its officers and directors, in their capacities as such, are a party to any material legal proceeding or litigation contemplated or threatened as of the date of this report.

     The Company is named as a defendant in a civil lawsuit against one of the
Company's shareholders. The plaintiff states that the defendant and/or defendants have materially breached the contract known as the Stock Purchase Agreement that was entered into on October 21, 1998 (the "Agreement"), due to the fact of additional shares being owed to the plaintiff. The Agreement was signed by both of the Parties. Additionally, the Company signed for the sole purpose of acknowledging the Agreement, which included an assignment of a working interest in the Property in the amount of 1/3 of 1% for the first year and 1/6 of 1% each following year. The Company is responsible for distributing the working interests, therefore, must have knowledge of any reassignments. The working interest has been properly reassigned. The Company was not referred to as a "Party" in the Agreement. The Company believes it has no liability regarding this action.

Item 3. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

     The Company has not had any disagreements with its accountants regarding accounting and financial disclosure. The Company has utilized Alex N. Chaplan
& Associates, independent Certified Public Accountants, since 1997 to conduct the audits of the entity. The Company intends to use Alex N. Chaplan & Associates, Certified Public Accountants, as its independent accounting firm in the foreseeable future.

Item 4.     Recent Sales of Unregistered Securities

     The following table lists the sale of all common stock, options, and warrant by the Company in transactions exempt from registration under the Securities Act of 1933, as amended, during the last three fiscal years ending December 31, 1998. All figures are in United States dollars.

                    Number of
                    Shares, Options       Available
Period Ending       or Warrants           Consideration            Exemption
December 31, 1997     2,000,000 shares      $100,000.00 Cash       Rule 504
March 31, 1998           31,000 shares       $62,000.00 Services   Rule 504
June 30, 1998           566,665 shares      $424,998.75 Cash       Rule 504
September 30,1998       305,967 shares      $229,475.00 Cash       Rule 504
September 30, 1998        7,500 shares        $5,625.00 Services   Rule 504
December 31, 1998     1,617,284 shares      $177,901.00 Cash       Rule 504

Item 5.  Indemnification of Directors and Officers

     Under the laws of Nevada and the Company's Articles of Incorporation, the
Company's directors will have no personal liability to the Company or its stockholders for monetary damages incurred as the result of the breach or alleged breach by a director of his duty of care. This provision does not apply to the directors (i) breach of their duty of loyalty, (ii) acts or omissions not in good faith or involving intentional violations of law, (iii) illegal payment of dividends, stock repurchases, or stock redemption, and
(iv) approval of any transaction from which a director derives an improper personal benefit. Directors may be responsible to the Company's shareholders for damages suffered by the Company or its shareholders as a result of a breach of their fiduciary duty.

  In so far as indemnification for liabilities arising under the Securities Act of 1933, as amended, may be permitted for directors, officers or person controlling the Company pursuant to the foregoing provisions, the Company has been informed that in the opinion of the Securities and Exchange Commission each indemnification is against public policy as expressed in the Act and is therefore unenforceable.

                                    PART F/S

                            JUINA MINING CORPORATION
                          AND WHOLLY OWNED SUBSIDIARY
                          (A Development Stage Company)


                        CONSOLIDATED FINANCIAL STATEMENTS

                               DECEMBER 31, 1998


                           JUINA MINING CORPORATION
                          AND WHOLLY OWNED SUBSIDIARY
                         (A DEVELOPMENT STAGE COMPANY)
                       CONSOLIDATED FINANCIAL STATEMENTS

                               DECEMBER 31, 1998



CONTENTS




                                                                 Page

Independent Auditor's Report                                     1

Consolidated Balance Sheet                                       2-3
Consolidated Cumulative Statement of Stockholders' Equity        4

Consolidated Cumulative Statement of Cash Flow                   5

Consolidated Cumulative Income Statement                         6

Notes to Consolidated Financial Statement                        7-9

                      INDEPENDENT AUDITOR'S REPORT

To the Board of Directors
Juina Mining Corporation
and Wholly Owned Subsidiary
(A Development Stage Company)
Reno, Nevada

We have audited the accompanying consolidated balance sheet of Juina Mining Corporation and wholly owned subsidiary, (A Development Stage Company) as of December 31, 1998 and the related consolidated cumulative income statement, changes in stockholders' equity and cash flow for the period from August 4, 1997 to December 31, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Juina Mining Corporation and wholly owned subsidiary, (A Development Stage Company) at December 31, 1998 and the results of its cumulative operations and its cumulative cash flow for the period from August 4, 1998 to December 31, 1998 in conformity with generally accepted accounting principles.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 4 to the financial statements, the Company has not yet commenced operations and has recently redirected its development stage activities. These factors raise substantial doubt about the Company's ability to continue as a going concern. Management's plans in regard to these matters are discussed in Note
4. The financial statements do not include any adjustments relating to the recoverability and classification of asset carrying amounts or the amount and classification of liabilities that might result should the Company be unable to continue as a going concern.


ALEX  N. CHAPLAN, C.P.A.
Calabasas, CA

June 1, 1999

                     JUINA MINING CORPORATION
                    AND WHOLLY OWNED SUBSIDIARY
                    (A Development Stage Company)
                    CONSOLIDATED BALANCE SHEET
                    DECEMBER 31, 1998


                    ASSETS

CURRENT ASSETS
    Cash                                         $30,780
     Receivables
          Common Stock Subscriptions              98,000
          Due from related parties                 3,418
                                                 101,418

     Exploration expenses                        641,785

          TOTAL CURRENT ASSETS                  $773,983


PROPERTY AND EQUIPMENT AT COST
     Administrative Offices                    $350,000
     Company Residence                           40,000
     Processing Equipment                       296,220
     Vehicles                                    64,528
     Office Equipment                            27,835
     Exploration and Mining Equipment           626,473

          TOTAL PROPERTY AND EQUIPMENT                   1,405,056

OTHER ASSETS
     Mineral Rights                            139,200
     Deposit                                     2,000

          TOTAL OTHER ASSETS                  $141,200

          TOTAL ASSETS                                  $2,320,239

The accompanying notes are an integral part of these financial statements.

                                JUINA MINING CORPORATION
                              AND WHOLLY OWNED SUBSIDIARY
                             (A Development Stage Company)
                            CONSOLIDATED BALANCE SHEET
                                  DECEMBER 31, 1998


                    LIABILITIES AND STOCKHOLDERS' EQUITY


CURRENT LIABILITIES
     Accounts payable                            $115,440
     Payroll taxes payable                         $1,637

          TOTAL CURRENT LIABILITIES               117,077

LONG-TERM DEBT
     Loans payable - Paulo C. Travern &
                  Airton Cezar Reis (1/2 each)    122,331

          TOTAL LIABILITIES                       239,408



STOCKHOLDERS' EQUITY
     Common stock $.021 par value, 50,000,000
      shares authorized; 12,042,958 shares
      authorized and outstanding                  $252,902
     Paid-in capital in excess of par value
      on common stock                            1,850,986
     Subscribed but not issued-2,572,222 shares    463,000

          TOTAL PAID-IN COMMON STOCK            $2,566,888

     Deficit accumulated during
      development stage                           (481,057)

           TOTAL PAID-IN CAPITAL
            ACCUMULATED  DEFICIT                 2,085,831

     Treasury stock, 2,867 shares at cost           (5,000)

          TOTAL STOCKHOLDERS' EQUITY            $2,080,831

          TOTAL LIABILITIES AND
           STOCKHOLDERS' EQUITY                 $2,320,239




The accompanying notes are an integral part of these financial statements.

                    JUINA MINING CORPORATION
                    AND WHOLLY OWNED SUBSIDIARY
                    (A Development Stage Company)
     CONSOLIDATED CUMULATIVE STATEMENT OF STOCKHOLDERS' EQUITY
              AUGUST 4, 1997 THROUGH DECEMBER 31, 1998


Balance at August 4, 1997                         $127,322

Issuance of Common Stock for:
     Cash                                        1,017,375
     Services                                       67,625
     Assets acquired                               891,566
Common stock subscribed but not issued             463,000
Treasury stock - at cost                            (5,000)
Net (Loss)                                        (481,057)
                                                 1,953,509

          BALANCE AT DECEMBER 31, 1997          $2,080,831


The accompanying notes are an integral part of these financial statements.

                    JUINA MINING CORPORATION
                    AND WHOLLY OWNED SUBSIDIARY
                    (A Development Stage Company)
            CONSOLIDATED CUMULATIVE  STATEMENT OF CASH
FLOW
               AUGUST 4, 1997  THROUGH DECEMBER 31, 1998

Cash flows from operating activities:
     Net (Loss)                                           ($481,057)

Adjustments to reconcile net loss to net cash used
     in operating activities:
     Financing cost related to issuance of common
          stock changes in assets and liabilities, net of
          non cash transactions:
           Decrease(increase) in receivables              (101,418)
           Decrease(increase) in exploration expenses     (641,785)
           Decrease(increase) in other assets             (141,200)
           Decrease(increase) in property and equipment (1,405,056)
           Increase in liabilities                         239,408

               TOTAL ADJUSTMENTS                        (2,050,051)

               NET CASH USED IN OPERATING
                    ACTIVITIES                          (2,531,108)


Cash flows from investing activities:
None

Cash flows from financing activities:
     Proceeds from issuance of common stock             $1,144,697
     Stock issued for services                              67,625
     Stock issued for assets                               891,566
     Stock subscriptions-stock issued February 1999        463,000
     Treasury stock (at cost)                               (5,000)


     TOTAL FROM FINANCING ACTIVITIES                     2,561,888

          Net increase in cash                              30,780

     Cash at beginning of period                                 0

     Cash at end of period                                 $30,780


See accompanying notes to financial
statements

                    JUINA MINING CORPORATION
                    AND WHOLLY OWNED SUBSIDIARY
                    (A Development Stage Company)
            CONSOLIDATED CUMULATIVE INCOME STATEMENT
           AUGUST 4, 1997 THROUGH DECEMBER 31, 1998



Income                                             $0

Operating Expenses
     Consulting Fees                         $140,498
     Salaries                                  60,017
     Legal Fees                                49,156
     Advertising                               46,035
     Telephone                                 27,763
     Travel                                    25,271
     Accounting                                19,474
     Office Lease                              17,358
     Stock Transfer Service                    16,894
     Taxes                                     10,100
     Commissions                               10,000
     Postage/Shipping                           8,972
     Rent                                       7,500
     House costs including:
      food, utilities & maintenance             7,078
     Copying/Printing                           7,060
     Bookkeeping                                5,500
     Office Supplies & Miscellaneous            4,662
     Relocation                                 3,829
     Bank Charges                               3,791
     Diamond Cutting                            2,475
     Interest                                   1,869
     Vehicle Expense                            1,211
     Insurance                                  1,198
     Entertainment                              1,181
     Miscellaneous                              1,158
     Maintenance                                  706
     Utilities                                    301


               TOTAL OPERATING EXPENSE        481,057

               NET( LOSS) FOR THE PERIOD     $481,057

The accompanying notes are an integral part of these financial statements.

                          JUINA MINING CORPORATION
                         AND WHOLLY OWNED SUBSIDIARY
                        (A Development Stage Company)
                 NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                            December 31, 1998

Note 1 - Summary of significant accounting policies and line of business:

Reorganization:
International Brewing and Manufacturing, Inc.(IBRU) (the Company) was organized as a Nevada corporation on March 14, 1988 under the name of Pacific Entertainment Group, Inc. The Company was involuntarily dissolved on December
1, 1989 and subsequently reinstated on April 3, 1990 as International Brewing and Manufacturing, Inc. The Company was again involuntarily dissolved on December 1, 1995 and subsequently reinstated in good standing on November 13, 1997.

Effective December 1, 1997, the Board of Directors authorized a reverse stock split of the common stock issued and outstanding in the form of one remaining share for every 2,000 previously owned by each shareholder of record. Effective
December 2, 1997, the Board of Directors approved the sale of 200,000 post reverse-split shares for $15,000 to cover expenses incurred in connection with the reactivation of the Company. The Board has also approved the sale of 2,000,000 shares of post reverse-split common stock for $100,000. On December
3, 1997, International Brewing and Manufacturing filed a Regulation D, Rule 504 offering with the Security and Exchange Commission and the State of New York, whereas, a New York or offshore resident or entity could purchase 504 free trading shares.

On December 5, 1997, the name of the Company was changed to Juina Mining Corporation (JMC). On December 12, 1997, a stock Exchange Agreement was consummated between Juina Mining Company, Inc. and Juina Mining Corporation, whereas, Juina Mining Company, Inc. would exchange 6,000,000 shares of their privately held stock, representing 100% of theissued and outstanding shares for 6,000,000 shares of restricted Rule 144 of Juina Mining Corporation's publicly held stock, thereby making Juina Mining Company, Inc. a one hundred percent (100%) owned subsidiary of Juina Mining Corporation.

On September 1, 1998, the shareholders and the Board of Directors believe that it is in the best interest of the Company to effect a stock split of the issued and outstanding Common Stock of the Company pursuant to which 101 shares will be deemed to be outstanding for every 100 shares of the Company's Common Stock outstanding on the effective date of the stock split (Stock Split)The shareholders and the Board of Directors believe that it is in the best interests of the Company to declare, pay and issue a 5% stock dividend on the issued and outstanding shares of the Common Stock of the Company after the
Stock Split.

The directors resolved that the Company amend its Resolution dated September 1, 1998 to change the forward stock split from 101 shares for every 100 shares of common stock to a 1% forward stock split. This amendment is necessary to accommodate the transfer agents ease of accounting. Any fractional shares with regards to the forward stock split and stock dividend will be rounded up if .5 or over.

On May 20, 1998, the Company amended the terms of the Offering to provide for the offering of up to 1,200,000 shares for a purchase price of $0.75 per share. As of May 20, 1998, no shares of the Company's stock had been sold pursuant to this Offering.

On October 15, 1998, the Company amended the terms of the Offering to provide for the offering of up to 1,617,284 shares for a purchase price of $0.11 per share. As of October 15, 1998, the Company had sold for cash or issued shares for services totaling $722,098.75, represented by 31,000 shares at $2.00 per share and 880,132 shares at $0.75 per share. As of December 31, 1998, this Offering was closed.

JUINA MINING CORPORATION
AND WHOLLY OWNED SUBSIDIARY
(A Development Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 1998

Note 1 - Summary of significant accounting policies and line of business (Continued):

Use of estimates & assumptions:
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

On December 31, 1998, Juina Mining Corporation had 12,042,958 shares issued and outstanding 7,446,719 shares restricted and 4,596,239 shares free trading with approximately 700 shareholders.

Note 2 - Deferred income taxes:

The provision (benefit) for income taxes is based on transactions included in the determination of pre-tax accounting income or loss, including appropriate provision (benefit) for deferred income taxes. Deferred tax liabilities and assets are recognized for the expected future tax consequences of events that have been included in the financial statements or tax returns. Deferred income tax assets and liabilities are computed annually for differences between the financial statement and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized.

There are no net deferred tax assets or liabilities in the accompanying balance sheet at December 31, 1998.

Note 3 - Subsequent events:

On November 5, 1998, the Company received common stock subscriptions for 2,572,222 shares of stock at $0.18 per shares totaling $463,000.00. The Company received $365,000.00 as of December 31, 1998. The balance of $98,000.00 was received on January 28, 1999 and the shares issued on February 5, 1999.

Note 4 -  Continued operations:

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in the accompanying pro-forma information, the Company, through its subsidiary, intends to mine and recover diamonds from approximately 2,471 acres of diamond bearing gravel located in the State of Mato Grosso, Brazil. Management intends to continue to look to the securities markets for the necessary capital to finance the Company's planned operations. It is not certain that the Company will be able to obtain the financing required to fund the planned operations or retained sufficient management expertise to continue its planned business operations. These factors raise substantial doubt about the company's ability to continue as a going concern. The financial statements do not include any adjustments relating to the recoverability and classification of asset carrying amounts or the amount and classification of liabilities that might result should the Company be unable to continue as a going concern.

JUINA MINING CORPORATION
AND WHOLLY OWNED SUBSIDIARY
(A Development Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 1998

Note 5 - Asset Purchase Agreement

An asset purchase agreement, made the 10th day of November 1997 between Juina Mining Co., Inc. a Nevada corporation (Buyer) and Airton Cezar Reis
(Seller). Seller owns a commercial office building and two homes located in Juina and Brazil and Seller desired to exchange the Property for 200,000 shares of privately held stock of Buyer. Seller hereby transferred to Buyer, Seller's right, title and interest, including all tangible and intangible personal property now or hereafter located on or about the property or used in connection with the property, including, without limitation, all governmental permits, approvals, authorizations, declarations, and applications therefor obtained or filed in connection with the property, all agreement, understandings, reports, plans, maps, bonds, deposits, fees, studies, notices and other materials prepared, given, filed or used or to be used in connection with the property, and all contracts, if any, entered into by Seller and approved by Buyer, which shall affect directly or indirectly the property. Seller further agreed to take such further action and execute any and all additional documents, assignments, deeds or other papers as were necessary to carry out the purposes of the Agreement and to transfer titles to the Property of record to Buyer.

Buyer granted to Seller 200,000 shares of its restricted stock in a private placement. The stock was be converted to restricted stock in a publicly traded company when such stock is generally available. Seller had the option to return the shares and receive full title back on the Property under the following conditions: During the first thirty-six months following the effective date of the Agreement, After the stock conversion set forth in Paragraph 2 of the Agreement, and if the market price for such shares is below
$2 per share. Seller may exercise the option by tendering the share with notice of exercise of this option to Buyer at Buyer's office in Reno, Nevada. Seller represents and warrants that it has marketable title to the Property, that all taxes and fees with respect to the Property are paid in full, that all documents, contracts and papers with respect to the Property have been delivered by Seller to Buyer. That Seller has no knowledge of any pending or threatened claim or litigation against the Property and Seller has not received any notice from any governmental authority of defects in the Property or noncompliance with any applicable law, code, or regulation. That no Brokers commission is due with respect to this sale or exchange.

Unless otherwise agreed by the Parties, possession of the Property shall be transferred to Buyer as of July 1, 1999. No change or addition to this Agreement or any part thereof shall be valid unless in writing and signed by each of the parties. This Agreement shall inure to the benefit of and be binding upon the successors and assigns of the respective parties. This Agreement shall be governed by Nevada law.

                                     PART III

Item 1 and 2.   Index and Description of Exhibits

2.(i) Plan of Reorganization and Stock Exchange Agreement with International Brewing and Manufacturing, Inc.

3.(i)     Articles of Amendment to the Certificate of Incorporation

3.(ii)    By-Laws

10.(i)    Office Lease for the Company

10.(ii)   Mining Concession for the Mining Property

10.(iii)  Assignment of Mineral Concession to the Company

10.(iv)   Asset Purchase Agreement
10.(v)    First Amendment to Asset Purchase Agreement

10.(vi)   Assignment of Working Interest

21.       Subsidiaries of the Company

24.        Power of Attorney: See the Registration Statement.


                                 SIGNATURES

     Pursuant to the requirements of Section 12(g) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized on September 24, 1999.

                         JUINA MINING CORPORATION




                         By: /s/ Noel M. Frenzel
                             Noel M. Frenzel, President

    Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant and in the capacities indicated on September 24, 1999.

                           POWER OF ATTORNEY


     KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Warren J. Soloski, Esq., and each of them, his or her true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for him or her and in his or her name, place and stead in and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact and agent, full power and authority to do and perform each and every act and thing requisite and necessary to be done, as fully to all intents and purposes as he might do in person, hereby ramifying and confirming all that said attorney-in-fact and agent to his substitutes, may lawfully do or cause to be done by virtue thereof.

Signature                              Title


By:  /s/ James McFadden                Chairman of the Board of Directors
     James McFadden

By:  /s/ Noel M. Frenzel               President, Treasurer and Secretary

     Noel M. Frenzel